Exhibit 99.4

CONSENT OF J.P. MORGAN SECURITIES INC.

We hereby consent to the inclusion of our opinion letter dated May 4, 2004 to the board of directors of Pioneer Natural Resources Company (the “Company”) attached as Annex B to the Company’s joint proxy statement/prospectus on Form S-4 (the “Prospectus”) and to the references to our firm in the Prospectus under the headings “SUMMARY;” “THE MERGER—Background of the Merger;” and "—Opinion of Pioneer’s Financial Advisor.” In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder and we do not thereby admit that we are experts with respect to any part of the registration statement under the meaning of the term “expert” as used in the Securities Act.

/s/ J.P. Morgan Securities Inc.

J.P. MORGAN SECURITIES INC.

June 10, 2004